CUSIP No. 23257Y859	Page 1 of 5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CYNAPSUS THERAPEUTICS INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

23257Y859

(CUSIP Number)

Sunovion Pharmaceuticals Inc.

84 Waterford Drive

Marlborough, Massachusetts 01752

508-481-6700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 21, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23257Y859	Page 2 of 5

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO OF ABOVE PERSON (ENTITIES ONLY) Sunovion Pharmaceuticals Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMs 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,520,414
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 13,520,414
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,520,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%(1)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 23257Y859	Page 3 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO OF ABOVE PERSON (ENTITIES ONLY) Sunovion CNS Development Canada ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMs 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,520,414
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 13,520,414
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,520,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%(1)
14	TYPE OF REPORTING PERSON* CO

(1)	This percentage is calculated based upon 13,520,414 Common Shares (as defined below) outstanding as of October 21, 2016.

CUSIP No. 23257Y859	Page 4 of 5

This Amendment No. 1 (this “Amendment”) amends the Statement on Schedule 13D originally filed on September 12, 2016 (the “Original Filing”), by Sunovion Pharmaceuticals Inc., a company existing under the laws of Delaware (“Sunovion”) and Sunovion CNS Development Canada ULC, a company existing under the laws of British Columbia, Canada (“Acquiror”). Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Original Filing. Unless specifically amended or modified hereby, the disclosure set forth in the Original Filing shall remain unchanged.

Item 4.	Purpose of Transaction.

Item 4 of the Original Filing is hereby amended to add the following:

Consummation of the Plan of Arrangement

On October 21, 2016 (the “Closing Date”), Sunovion completed its acquisition of Cynapsus Therapeutics Inc., a company existing under the laws of Canada (“Cynapsus”) and Project Pegasus Sub Acquisition ULC, a company existing under the laws of British Columbia, Canada (“Cynapsus Sub”).

As previously disclosed, on August 31, 2016, Sunovion and Acquiror entered into the Arrangement Agreement with Cynapsus (the “Arrangement Agreement”). On October 13, 2016, the security holders of Cynapsus approved a special resolution approving a plan of arrangement (the “Plan of Arrangement”) pursuant to the Canada Business Corporations Act for Acquiror to acquire, directly or indirectly, all of the outstanding common shares (the “Common Shares”) of Cynapsus (the “Arrangement”). On October 17, 2016, Cynapsus issued a press release announcing that it had obtained a final order from the Ontario Superior Court of Justice approving the Plan of Arrangement. On the Closing Date, the Arrangement was consummated and Cynapsus became a wholly-owned indirect subsidiary of Sunovion.

Pursuant to the Arrangement Agreement, on the Closing Date, Sunovion acquired (i) all of the outstanding Common Shares for US$40.50 in cash per share (the “Consideration”), subject to the terms and conditions of the Arrangement Agreement and (ii) all outstanding Warrants and Options of Cynapsus received a cash payment equal to the difference between US$40.50 and the exercise price of such Warrant or Option. The total consideration for the shares of Cynapsus acquired by Acquiror and the cancellation of the outstanding Warrants and Options was approximately US$635 million.

Other than as set forth in Item 4 to this Amendment, the Original Filing, the Arrangement Agreement and the Plan of Arrangement, neither Sunovion or Acquiror, nor, to Sunovion’s or Acquiror’s knowledge, any of the persons listed on Schedule A attached to the Original Filing, have any plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a) – (i) of Schedule 13D or any similar matter.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Filing is hereby amended to add the following:

(a)-(b) As of the date hereof, Sunovion and Acquiror are the beneficial owners of 13,520,414 Common Shares, representing 100% of the outstanding Common Shares. Sunovion and Acquiror have the shared power to vote and dispose of all of the outstanding Common Shares.

(c)       Other than as described in this Amendment, the Original Filing, the Arrangement Agreement and the Plan of Arrangement, neither Sunovion nor Acquiror, nor, to Sunovion’s or Acquiror’s knowledge, any of the persons listed on Schedule A attached to the Original Filing, has effected any transaction in Common Shares during the past 60 days.

(d)       To Sunovion’s and Acquiror’s knowledge, no person other than Sunovion and Acquiror has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares covered by this Amendment.

(e)       Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Filing is hereby amended to add the following:

The response to Item 4 is hereby incorporated by reference in its entirety into this Item 6.

CUSIP No. 23257Y859	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of each Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 21, 2016

Sunovion Pharmaceuticals Inc.

By:	/s/ Stephen Freeman
Name:	Stephen Freeman
Title:	Senior Vice President, Chief Financial Officer

Sunovion CNS Development Canada ULC

By:	/s/ Gregory Bokar
Name:	Gregory Bokar
Title:	Director